CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08003063

SUPPL

Subject CSM nv, (SEC File No. 82-34886)

Date May 26, 2008

PROCESSED
JUN 1 0 2008
THOMSON REUTERS

SEC
Mail Processing
Section
JUN - 2 2008
Washington, DC
100

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release April 15, 2008: CSM acquires Harden Fine Foods in UK;
- Press release April 23, 2008: CSM General Shareholders' Meeting approves dividend.

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

[signature]

Mariëtte Mantel
CSM nv

Enclosure(s)

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM GENERAL SHAREHOLDERS' MEETING APPROVES DIVIDEND

Diemen, the Netherlands, April 23, 2008 – The General Shareholders' Meeting held today approved the proposed dividend increase from € 0.80 to € 0.88 per ordinary share for the financial year 2007.

The dividend of € 0.88 per ordinary share is payable in cash on 6 May 2008, after deduction of dividend tax. The ex-date is 25 April 2008 and the record date is 29 April 2008.

The shareholders also approved the re-appointment of Messrs. M.P.M. de Raad and R. Pieterse as members of the CSM Supervisory Board. Furthermore it was approved that as from the Annual Report 2008 and the Financial Statements 2008, English will be used as the official language for these documents.

The meeting further agreed to cancel 4.3 million shares that CSM had repurchased in the course of 2007.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906320 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,700 employees in 23 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM ACQUIRES HARDEN FINE FOODS IN UK

Diemen, the Netherlands, April 15, 2008 – CSM has reached agreement on the acquisition of Harden Fine Foods, based in the UK for £ 6.4 million.

Harden Fine Foods is a successful and leading supplier of mini-bite flapjacks, brownies, and cakes to in-store bakeries in supermarkets, as well as out-of-home market segments. Harden Fine Foods operates production facilities in Bradford, Yorkshire (UK), and has 210 employees. The company has enjoyed strong growth over the last few years and sales now amount to £11 million. The management team will be staying with the company.

Gerard Hoetmer, CEO of CSM said: "The acquisition of Harden Fine Foods, along with the acquisition of Kate's Cakes in the UK last year, enforces CSM's position in the sweet treats and American style bakery products in Europe."

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,700 employees in 23 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

END